Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135816

PROSPECTUS
Vector Group Ltd.
Common Stock

     This prospectus relates to 1,079,795 shares of common stock of Vector Group Ltd. that may be offered for sale from time to time by one of our current stockholders.
     The selling stockholder will receive all of the proceeds from the sale of shares under this prospectus; we will not receive any proceeds from those sales.
     After registration, the selling stockholder may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The shares of common stock may be sold at the market price at the time of such sale, at prices relating to the market price over a period of time or at prices negotiated with the buyers of the shares. See “Plan of Distribution.”
     Our common stock is listed on the New York Stock Exchange under the symbol “VGR.” On July 21, 2006, the closing price of our common stock on the New York Stock Exchange was $16.10 per share.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE DATE OF THIS PROSPECTUS IS JULY 24, 2006.

ABOUT THIS PROSPECTUS
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATED DOCUMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL OPINIONS
EXPERTS

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf process, the selling stockholder may from time to time sell the shares of Vector Group Ltd. common stock described in this prospectus.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement is correct as of any time subsequent to the date of such information.
RISK FACTORS
     Investing in our securities involves risk. Please see the risk factors under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q on file with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports, proxy statements and other information with the SEC. You can read and copy all of this information at the Public Reference Room maintained by the SEC at its principal office at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding issuers, like us, that file such material electronically with the SEC. The address of this web site is: http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed on the New York Stock Exchange.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. Statements contained in or incorporated by reference into this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to a copy of each contract or document filed as an exhibit to the registration statement or incorporated by reference into this prospectus for complete information. Copies of the registration statement, including exhibits and information incorporated by reference into this prospectus, may be inspected without charge at the SEC’s Public Reference Room or website.

INCORPORATED DOCUMENTS
     The SEC allows us to “incorporate by reference” into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated is considered part of this prospectus, except for any information that is superseded by information that is included in this document or in a later filed document.
     This prospectus incorporates by reference the documents listed below and any filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of this offering. Any report, document or portion thereof that is furnished to, but not filed with, the SEC is not incorporated by reference.
•	Our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2005, filed with the SEC on March 17, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006;

•	Our Current Reports on Form 8-K, filed with the SEC on January 3, 2006, January 27, 2006, February 6, 2006, March 6, 2006, April 3, 2006, June 8, 2006, June 27, 2006, June 30, 2006, July 13, 2006 and July 17, 2006. (On June 27, 2006, we filed with the SEC a Current Report on Form 8-K, which contained revised items 6, 7 and 8 of our amended Annual Report on Form 10-K, where appropriate, to reflect the retrospective application of a new accounting standard that we were required to adopt as of January 1, 2006. All of the preceding references in this paragraph to our amended Annual Report on Form 10-K are intended to refer to such amended Form 10-K, as so revised by the Form 8-K. Please see the Form 8-K for a detailed discussion of the policy change); and

•	The description of our common stock set forth in our prospectus dated June 3, 2005 filed on Form 424B3 on June 3, 2005.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other document subsequently filed which is also incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified, to constitute a part of this prospectus.
     You can obtain any of the documents incorporated by reference in this prospectus from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in the document. You can obtain documents incorporated by reference by requesting them from us, either orally or in writing. Requests for such documents should be directed to:
Vector Group Ltd.
Attention: Investor Relations
100 S.E. Second Street
32nd Floor
Miami, Florida 33131
(305) 579-8000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
     In addition to historical information, this prospectus contains “forward-looking statements” within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to:
•	economic outlook;

•	capital expenditures;

•	cost reduction;

•	new legislation;

•	cash flows;

•	operating performance;

•	litigation;

•	impairment charges and cost savings associated with restructurings of our tobacco operations; and

•	related industry developments (including trends affecting our business, financial condition and results of operations).
     We identify forward-looking statements in this prospectus by using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may be”, “objective”, “plan”, “seek”, “predict”, “project”, and “will be” and similar words or phrases in the negatives.
     The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, without limitation, the following:
•	general economic and market conditions and any changes therein, due to acts of war and terrorism or otherwise;

•	governmental regulation and policies;

•	effects of industry competition;

•	impact of business combinations, including acquisitions and divestitures, both internally for us and externally in the tobacco industry;

•	impact of restructurings on our tobacco business and our ability to achieve any increases in profitability estimated to occur as a result of these restructurings;

•	impact of new legislation on our competitors’ payment obligations, results of operations and product costs, i.e., the impact of recent federal legislation eliminating the federal tobacco quota system;

•	uncertainty related to litigation and potential additional payment obligations for us under the Master Settlement Agreement and other settlement agreements with the states; and

•	risks inherent in our new product development initiatives.
     Further information on risks and uncertainties specific to our business include the risk factors discussed in “Risk Factors” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus.
     Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made.

VECTOR GROUP LTD.
     IN THIS PROSPECTUS, REFERENCES TO VECTOR GROUP LTD., “WE” AND “US” REFER TO VECTOR GROUP LTD. AND, WHERE APPLICABLE, ITS SUBSIDIARIES ON A CONSOLIDATED BASIS.
     We are a holding company for a number of businesses. We are engaged principally in:
•	the manufacture and sale of cigarettes in the United States through our subsidiary Liggett Group LLC;

•	the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products through our subsidiary Vector Tobacco Inc.; and

•	the real estate business through our subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.
     Our principal executive offices are located at 100 S.E. Second Street, Miami, Florida 33131, and the telephone number is (305) 579-8000.
SELLING STOCKHOLDER
     The following table sets forth certain information about the beneficial ownership of the selling stockholder. The tabular information below assumes that all of the shares listed below will be offered and sold by the selling stockholder to unaffiliated third parties. However, because the selling stockholder may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that the selling stockholder may hold after completion of the offering cannot be determined at this time. Information concerning the selling stockholder may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus or in information incorporated by reference into this prospectus.

SHARES OF COMMON STOCK
	BENEFICIALLY OWNED		NUMBER OF	SHARES OF COMMON STOCK
	BEFORE OFFERING		SHARES	BENEFICIALLY OWNED
			BEING	AFTER OFFERING
SELLING STOCKHOLDER	NUMBER	PERCENT(1)	OFFERED	NUMBER	PERCENT(1)
Howard M. Lorber	3,996,059	7.2%	1,079,795	2,916,264	5.3%

(1)	Calculated based on Rule 13(d)-3(d)(1) of the Exchange Act using the 54,141,534 shares of common stock outstanding as of July 21, 2006.
     Howard M. Lorber is President, Chief Executive Officer and a director of Vector. The shares shown in the table above as owned by Mr. Lorber include (i) 1,124,274 shares held by Mr. Lorber, including 1,079,795 shares offered hereby, (ii) 1,817,871 shares held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, (iii) 64,800 shares of common stock held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, included in the shares offered hereby, and (iv) 989,114 shares acquirable by Mr. Lorber upon exercise of currently exercisable options. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership, a Nevada limited partnership, is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling stockholder of Lorber Alpha II, Inc.

     Pursuant to the stock options held by Mr. Lorber, Mr. Lorber has the right, which expires November 4, 2009, to purchase 670,045 shares at $11.52 per share and the right, which expires January 22, 2011, to purchase 319,069 shares at $14.98 per share.
     Mr. Lorber disclaims beneficial ownership of 11,910 shares held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.
     Mr. Lorber was the Chairman of Hallman & Lorber in 2003 and 2004 and, since January 2005, has served as a consultant to such company. During the past three years, Mr. Lorber and Hallman & Lorber and its affiliates received ordinary and customary insurance commissions on various insurance policies issued for us and our subsidiaries and investees. Mr. Lorber and Hallman & Lorber and its affiliates have continued to provide such services in 2006.
     Mr. Lorber is a stockholder and registered representative in Aegis Capital Corp., a broker-dealer to which New Valley Corporation, a majority-owned subsidiary of ours until December 2005 when it became a wholly-owned subsidiary of ours, paid brokerage commissions and other income during the past three years.
     In April 2005, in connection with our private offering of $30,000,000 principal amount of 5% Variable Interest Senior Convertible Notes due 2011 (the “April 2005 Notes”), Jefferies & Company, Inc. (“Jefferies”), as the initial purchaser of the April 2005 Notes, Mr. Lorber and Lorber Epsilon 1999 Limited Partnership (“Lorber Epsilon”) entered into agreements, pursuant to which Jefferies was granted the right to borrow from time to time up to 315,000 shares of our common stock (the “Shares”) from Mr. Lorber or Lorber Epsilon. Under the agreements, Lorber Epsilon has agreed, through the period ending May 18, 2007, to lend Jefferies the Shares for the purpose of allowing Jefferies, in turn, to lend such Shares to its customers (including the purchasers of the April 2005 Notes) who may, from time to time, sell such shares short.
     In consideration for Mr. Lorber, as one of our principal stockholders, agreeing to lend the Shares in order to facilitate our offering of the April 2005 Notes and accepting the resulting liquidity risk, we and Mr. Lorber entered into a Letter Agreement (the “Letter Agreement”) on April 13, 2005 whereby we agreed to pay Mr. Lorber or an affiliate designated by him an annual fee, payable on a quarterly basis in cash or, by mutual agreement of us and Mr. Lorber, in shares of common stock, equal to 1% of the aggregate market value of the Shares. In addition, we agreed to hold Mr. Lorber harmless on an after-tax basis against any increase, if any, in the income tax rate applicable to dividends paid on the Shares as a result of the Letter Agreement.
     In November 2004, in connection with a private placement of up to $81,875,000 aggregate principal amount of 5% Variable Interest Senior Convertible Notes due 2011 sold by us to various private purchasers (the “November 2004 Notes”), Bennett S. LeBow, another of our principal stockholders who serves as our Executive Chairman, and LeBow Gamma Limited Partnership entered into a Master Securities Loan Agreement and accompanying letter agreement (the “Agreement”) with Jefferies. Under the Agreement, LeBow Gamma Limited Partnership has agreed to lend Jefferies from time to time up to 3,646,518 shares of our common stock held by LeBow Gamma Limited Partnership (the “LeBow Shares”) for the purpose of allowing Jefferies, in turn, to lend such LeBow Shares to its customers (including the purchasers of the November 2004 Notes) who may, from time to time, sell such shares short. The LeBow Shares must be available for an initial period of 30 months. After the end of such initial 30-month period until November 15, 2011, the LeBow Shares also must be available during any period in which Mr. LeBow, any member of his immediate family and any person or group controlled by Mr. LeBow or any member of his immediate family (or any trust or partnership controlled by any of the foregoing), either individually or collectively, are beneficial owners of more than 50% of the aggregate ordinary voting power of us. Mr. LeBow and his affiliates have the right to assign to Mr. Lorber and his affiliates some or all of their obligation to lend the LeBow Shares under the Agreement. In May 2006, Mr. LeBow assigned to Mr. Lorber and his affiliates the obligation to lend 535,577 shares of our common stock under the Agreement. Such assigned shares have been lent to Jefferies by Lorber Epsilon on the same terms as the stock loans by Bennett S. LeBow and LeBow Gamma Limited Partnership.

     In consideration for Mr. LeBow and Mr. Lorber, as his assignee, agreeing to lend the shares to facilitate our offering of the November 2004 Notes, we entered into a similar agreement with them as the Letter Agreement discussed above with respect to the April 2005 Notes.
PLAN OF DISTRIBUTION
     Any distribution of the shares by the selling stockholder, or by the selling stockholder’s transferees, pledgees, donees or other successors in interest, may be effected from time to time in one or more of the following transactions:
•	to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time),

•	through brokers, acting as principal or agent, in transactions (which may include block transactions) on the New York Stock Exchange, in special offerings, exchange distributions under the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices or at fixed prices,

•	directly or through brokers or agents in private sales at negotiated prices, or by any other legally available means,

•	by entering into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the selling stockholder,

•	by engaging in short sales of shares and delivering shares to cover such short positions,

•	by entering into option or loan transactions that require the selling stockholder to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer’s own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer,

•	by depositing shares in margin accounts of a broker-dealer which may borrow, and whose customers may borrow, the shares to cover sales of shares in connection with hedging transactions of such customers, or

•	by pledging shares to a broker-dealer and upon the default by the selling stockholder on the pledge the broker-dealer may sell the pledged shares pursuant to this prospectus.
     Any broker-dealer engaging in the transactions described above may be considered an “underwriter”, as that term is defined by the Securities Act. The selling stockholder and transferees may engage Jefferies or its affiliates in connection with these transactions.
     Underwriters participating in any offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in transactions may receive brokerage or agent’s commissions or fees.
     In connection with offerings of convertible securities by us, the selling stockholder may enter into agreements to lend broker-dealers shares of our common stock for the purpose of allowing such broker-dealers, in turn, to lend such shares to its customers (including the purchasers of the convertible securities) who may, from time to time, sell such shares short.
     In connection with our private placement of $110 million of 3 7/8% Variable Interest Senior Convertible Debentures due 2026 (the “Debentures”), which closed on July 12, 2006, the selling stockholder herein is expected to deposit shares of our common stock into margin accounts maintained with Jefferies. Purchasers of the Debentures may borrow shares on deposit in the margin accounts in order to facilitate hedging transactions entered into by such purchasers. The selling stockholder is under no obligation to maintain any shares in the margin accounts and may withdraw shares from the margin accounts at any time. Jefferies acted as initial purchaser in connection with the sale of the Debentures. In connection with any borrowing of the shares deposited in the margin accounts, each of Jefferies and any customer of Jefferies may be deemed to be an “underwriter” as that term is defined in the Securities Act with respect to any sale of such shares.
     At the time a particular offering of shares is made, to the extent required, a prospectus supplement will be distributed which will set forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares purchased from the selling stockholder any discounts, commissions and other items constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.
     To comply with the securities laws of some states, if applicable, the shares will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration and qualification is available and complied with.
     All costs, expenses and fees for the registration of the shares will be borne by us and charged as an expense. Commissions and discounts, if any, attributable to the sale of the shares will be borne by the selling stockholder. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act.
USE OF PROCEEDS
     All shares of common stock sold pursuant to this prospectus will be sold by the selling stockholder, and Vector Group Ltd. will not receive any of the proceeds from such sales.
LEGAL OPINIONS
     The validity of the shares of common stock described in this prospectus will be passed upon for us by Marc N. Bell, General Counsel of Vector Group Ltd.
EXPERTS
     The financial statements incorporated in this prospectus by reference to Vector Group Ltd.’s Current Report on Form 8-K dated June 27, 2006 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Vector Group Ltd. for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent certified public accounting firm, given on the authority of said firm in auditing and accounting.
     The financial statements for Douglas Elliman LLC incorporated in this prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No.1 for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.
     The financial statements for Koa Investors, LLC incorporated in this prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No.1 for the year ended December 31, 2005 have been so incorporated in reliance on the report of Weiser LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.